EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005, 2004 and 2003

Independent Auditors’ Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheet of Emgold Mining Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 28, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 28, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 28, 2006

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2005	December 31, 2004

Assets

Current assets
Cash and cash equivalents	$ 3,423,939	$ 1,304,994
Accounts receivable	40,240	74,079
Due from related party (Note 6)	131,224	229,682
Prepaid expenses and deposits	142,300	42,758
	3,737,703	1,651,513

Other	7,019	6,399
Ceramext process™ (Note 3)	--	141,054
Equipment (Note 3)	523,090	351,825
Mineral property interests (Note 3)	859,531	797,956

	$ 5,127,343	$ 2,948,747

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 427,870	$ 341,707
Due to related parties (Note 6)	173,273	117,242
	601,143	458,949

Preference shares (Notes 4 (b) and 6)	613,871	577,529
	1,215,014	1,036,478

Shareholders’ equity
Share capital	29,874,576	22,819,677
Preference shares (Note 4 (b))	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,319,034	2,128,708
Deficit	(27,794,727)	(22,549,562)
	3,912,329	1,912,269

	$ 5,127,343	$ 2,948,747

Going concern (Note 1)

Commitments (Note 8)

Subsequent events (Notes 3)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Joel D. Schneyer”

“William J. Witte”

Joel D. Schneyer

William J. Witte

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2005	2004	2003

Expenses
Amortization	$ 61,400	$ 21,936	$ 7,739
Ceramext™ research costs (Note 13)	1,769,659	998,631	24,054
Exploration expenses (Note 14)	1,668,224	2,876,046	1,101,225
Legal, accounting and audit	114,557	183,335	119,775
Management and consulting fees (Note 6)	31,582	30,579	21,406
Office and administration	448,357	283,581	32,967
Other consulting fees	68,600	--	--
Salaries and benefits	558,717	310,850	200,281
Shareholder communications	288,216	284,246	188,286
Stock-based compensation	143,979	263,318	1,497,264
Travel	131,770	55,569	38,935
	5,285,061	5,308,091	3,231,932
Other expenses and (income)
Foreign exchange loss (gain)	8,148	139,455	(62,424)
Finance and restructuring expenses	44,966	41,790	41,860
Accretion of debt component of preference shares	16,448	17,659	--
Interest income	(109,458)	(60,366)	(6,683)
Loss before income taxes	5,245,165	5,446,629	3,204,685

Income tax recovery	--	--	(44,105)

Loss for the year	5,245,165	5,446,629	3,160,580

Deficit, beginning of year	22,549,562	17,102,933	13,942,353

Deficit, end of year	$ 27,794,727	$ 22,549,562	$ 17,102,933

Loss per share – basic and diluted	$0.09	$0.12	$0.11

Weighted average number of common shares outstanding	57,782,811	46,794,835	28,862,975

Total common shares outstanding at end of year	65,538,099	47,158,099	43,455,880

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2005, 2004 and 2003

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2002	25,119,319	$ 14,191,476	$ --	$ --	$ (622,352)	$ (13,942,353)	$ (373,229)
Shares issued for cash:
Private placement, less share issue costs	2,472,222	667,620	--	--	--	--	667,620
Private placement, less share issue costs	10,060,000	5,087,855	--	--	--	--	5,087,855
Flow-through private placement	160,000	112,559	--	--	--	--	112,559
Future income tax asset recognized as a result of flow-through private placement	--	(44,105)	--	--	--	--	(44,105)
Warrants exercised	4,775,847	1,069,264	--	--	--	--	1,069,264
Stock options exercised	623,000	98,460	--	--	--	--	98,460
Shares issued for other:
Escrow shares cancelled	(4,558)	--	--	--	--	--	--
Cumulative rounding from prior years	50	--	--	--	--	--	--
Rozan Gold Property payment at Cdn$0.10	50,000	18,674	--	--	--	--	18,674
Stewart Property payment at Cdn$0.28	50,000	26,552	--	--	--	--	26,552
Finance fee on private placement	150,000	84,491	--	--	--	--	84,491
Equity portion of convertible preference shares issued on settlement of note payable	--	--	90,902	--	--	--	90,902
Stock-based compensation	--	--	--	1,654,998	--	--	1,654,998
Cumulative translation adjustment	--	--	--	--	44,896	--	44,896
Loss for the year	--	--	--	--	--	(3,160,580)	(3,160,580)
Balance, December 31, 2003	43,455,880	21,312,846	90,902	1,654,998	(577,456)	(17,102,933)	5,378,357
Shares issued for cash:
Warrants exercised	2,935,219	1,236,089	--	--	--	--	1,236,089
Stock options exercised	517,000	59,731	--	--	--	--	59,731
Shares issued for other:
Ceramext™ licence agreement	200,000	182,108	--	--	--	--	182,108
Stewart Property payment at Cdn$0.76	50,000	28,903	--	--	--	--	28,903
Stock-based compensation	--	--	--	473,710	--	--	473,710
Loss for the year	--	--	--	--	--	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	22,819,677	90,902	2,128,708	(577,456)	(22,549,562)	1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	4,433
Stock-based compensation	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	$ 29,874,576	$ 90,902	$ 2,319,034	$ (577,456)	$ (27,794,727)	$ 3,912,329

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2005	2004	2003
Cash provided by (used for):
Operations:
Loss for the year	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Items not involving cash
Amortization	260,315	194,255	7,739
Stock-based compensation	190,326	473,710	1,654,998
Income taxes recovered	--	--	(44,105)
Accretion of debt component of preference shares	16,448	17,659	--
Effect of currency translation	19,274	42,453	138,651
Changes in non-cash operating working capital
Accounts receivable	33,839	(52,561)	(17,345)
Due to/from related parties	154,489	(188,918)	107,301
Prepaid expenses and deposits	(99,542)	(15,086)	(6,533)
Accounts payable and accrued liabilities	86,163	246,730	32,056
	(4,583,853)	(4,728,387)	(1,287,818)
Investing activities:
Mineral property acquisition costs	(61,575)	(628,566)	(27,746)
Equipment additions	(290,526)	(472,659)	(35,302)
Other	--	--	(4,497)
	(352,101)	(1,101,225)	(67,545)
Financing activities:
Common shares issued for cash	7,054,899	1,295,820	7,120,249

Increase (decrease) in cash and cash equivalents during the year	2,118,945	(4,533,792)	5,764,886
Cash and cash equivalents, beginning of year	1,304,994	5,838,786	73,900

Cash and cash equivalents, end of year	$ 3,423,939	$ 1,304,994	$ 5,838,786

Cash and cash equivalents comprised:
Cash and in bank	$ 688,369	$ 469,370	$ 485,318
Short-term money market instruments	2,735,570	835,624	5,353,468
	$ 3,423,939	$ 1,304,994	$ 5,838,786

Supplemental cash flow information (Note 9)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

1.

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $5,245,165 for the year ended December 31, 2005, working capital of $3,136,560 and an accumulated deficit of $27,794,727 at December 31, 2005.  Operations for the year ended December 31, 2005, have been funded primarily from the issuance of capital stock, and net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing novel technology for the production of high value products from minerals and waste products.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or research of novel technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.

Significant accounting policies

(a)

Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of Emgold Mining Corporation and its direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in Note 12, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, reclamation obligations, rates for amortization, and the valuation of stock options.  Actual results could differ materially from those estimated.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition.

Interest from cash and cash equivalents is recorded on an accrual basis.

(d)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for office, research and exploration equipment and over three years for leasehold improvements and computer hardware and software.

(e)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is impaired.  These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is impaired.

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition.  If impairment is indicated an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(f)

Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economic and a production decision is made.

(g)

Ceramics technology research and development costs

Research costs are expensed as incurred.  Development costs are deferred to the extent they meet Canadian generally accepted accounting principles criteria for deferral and subsequent amortization.  The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.  The acquisition of the Ceramext™ process is being amortized on a straight-line basis over two years, which is the estimated life of the prototype acquired under the initial terms of the agreement (See Note 3 (c)).

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(h)

Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to operations.

Under the terms of the Ceramext, LLC agreement, the Company has obtained the worldwide rights relating to the Ceramext™ process, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights will remain in force based upon maintaining the minimum royalty payments pursuant to the agreement.  Research costs and advanced royalties relating to the Ceramext™ process have been expensed in 2005, 2004 and 2003.

(i)

Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in income in the current period.

(j)

Income taxes

Income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to subscribers in accordance with income tax legislation.  To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers.  The effect on future tax assets and liabilities of a change in tax rates are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

(k)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(l)

Loss per common share

The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  Since the Company has losses, the exercise of outstanding options, warrants and potential conversion of preference shares has not been included in the calculation as it would be anti-dilutive.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(m)

Stock-based compensation

As of January 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

3.

Property, plant and equipment

(a)

Equipment

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 244,974	$ 46,034	$ 198,940
Office furniture and equipment	56,599	14,237	42,362
Research equipment	182,639	22,957	159,682
Computer hardware and software	97,333	51,706	45,627
Leasehold improvements	126,798	50,319	76,479
Total	$ 708,343	$ 185,253	$ 523,090

December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 157,798	$ 15,731	$ 142,067
Office furniture and equipment	32,490	5,167	27,323
Research equipment	40,931	3,963	36,968
Computer hardware and software	71,500	24,449	47,051
Leasehold improvements	110,366	11,950	98,416
Total	$ 413,085	$ 61,260	$ 351,825

(b)

Mineral property interests

The cumulative acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2005	December 31, 2004
Idaho-Maryland Property, California	$ 589,276	$ 582,428
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	94,735	74,160
Jazz Property, British Columbia	21,828	11,411
Stewart Property, British Columbia	146,782	123,047
	$ 859,531	$ 797,956

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

3.

Property, plant and equipment (continued)

(b)

Mineral property interests (continued)

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners have granted to the Company the exclusive right and option to purchase all of the leased property.  As consideration for the said option, the Company agreed to pay the owners the following non-refundable amounts: $27,000 paid in 2002 and $19,500 paid quarterly on the first day of February, May, August and November in 2003.  Payments of $25,500 are due quarterly on the first business day of each of the same months during the years from 2004 to 2007, and all amounts due have been paid.  Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price for 2002 was to be $4,350,000, and is increased by 3% each lease-year.

In April 2004, the Company acquired a 45.4–acre parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party for $542,500 plus costs.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. The property is subject to a 3.0% net smelter returns royalty (“NSR”).  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.  Subsequent to December 31, 2005, the Company paid Cdn$30,000, the last payment on the option agreement.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia.  The property is contiguous to the Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 ($20,000 paid) to the optionor over a ten-year period.  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within two years from the date of the agreement ($83,738 completed).  The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

3.

Property, plant and equipment (continued)

(b)  Mineral property interests (continued)

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$80,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007.  The property is subject to a 3.0% NSR.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

(c)

Other projects

Ceramext™ Process

	Cost	Accumulated Amortization	Net Book Value December 31, 2005	Net Book Value December 31, 2004
Ceramext™ process	$ 282,108	$ 282,108	$ --	$ 141,054

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics.  The Ceramext™ process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.   During the year ended December 31, 2004, under the terms of the agreement, the Company paid $100,000 and issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company.  The common shares had a four-month hold period, which expired June 12, 2004.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (paid); $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.

4.

Share capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preference shares without par value

(a)

Common shares, issued and fully paid

See Consolidated Statements of Shareholders’ Equity.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

4.

Share capital (continued)

(b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2005 and 2004	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2005	December 31, 2004
Balance, beginning of year	$ 577,529	$ 517,417
Accretion of debt	16,448	17,659
Foreign exchange loss on debt	19,894	42,453
	36,342	60,112
Balance, end of year	$ 613,871	$ 577,529

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period.  During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days’ written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2005, $147,018 (December 31, 2004 - $96,260) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

4.

Share capital (continued)

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2005.  The stock options currently outstanding are exercisable for periods up to ten years from the date of grant.

The following table summarizes stock option transactions for the years ended December 31, 2003, 2004, and 2005:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2002	1,969,000	$0.18
Exercised	(623,000)	$0.22
Granted	3,030,000	$0.98
Balance, December 31, 2003	4,376,000	$0.73
Exercised	(517,000)	$0.15
Granted	2,280,000	$0.91
Cancelled, forfeited and expired	(25,000)	$1.00
Balance, December 31, 2004	6,114,000	$0.84
Exercised	(20,000)	$0.25
Cancelled	(50,000)	$1.00
Granted	260,000	$0.36
Balance and exercisable, December 31, 2005	6,304,000	$0.82

The following table summarizes information about the stock options outstanding at December 31, 2005:

Range of Exercise Price	Number Outstanding and Exercisable at December 31, 2005	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	3.40 years
Cdn$0.30	145,000	1.30 years
Cdn$0.10	494,000	5.78 years
Cdn$0.60	150,000	7.64 years
Cdn$1.00	2,955,000	7.92 years
Cdn$0.90	2,130,000	8.53 years
Cdn$0.36	260,000	4.49 years
	6,304,000	7.54 years

For the year ended December 31, 2005, the Company incurred stock-based compensation expense of $190,326 (2004 - $473,710; 2003 - $1,654,998).  A portion of the expense is included in the Consolidated Schedules of Ceramext™ Research Costs (Note 13) and in the Consolidated Schedules of Exploration Expenses (Note 14).

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

4.

Share capital (continued)

(c)  Stock options (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31,
	2005	2004	2003
Risk free interest rate	3.10%	2.43% -2.53%	2.24%
Expected life (years)	3	3	3
Expected volatility	67% - 88%	128% - 130%	127%
Weighted average fair value per option grant	$0.17 - $0.82	$0.83 - $0.93	$0.72

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(d)

Warrants

As at December 31, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
18,360,000

During the year ended December 31, 2005, 6,232,799 warrants exercisable at a price of Cdn$1.00 expired unexercised.

5.

Income and resource taxes

The recovery of income taxes shown in the Consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended December 31,
	2005	2004	2003
Statutory tax rate	34.87%	35.62%	37.62%
Loss for the year	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Expected tax (recovery)	(1,828,989)	(1,940,089)	(1,189,010)
Non-deductible amounts	197,013	1,418,596	726,913
Recognized tax losses	--	--	(44,105)
Benefits not recognized	1,837,322	516,243	433,807
Differences in foreign tax rates	(205,346)	5,250	28,290
	$ --	$ --	$ (44,105)

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

5.

Income and resource taxes (continued)

The significant components of the Company’s future tax assets are as follows:

	December 31, 2005	December 31, 2004
Future income tax assets
Operating losses carried forward	$ 4,888,351	$ 2,703,873
Mineral property interests and research costs representing excess of tax basis over carrying value	6,563,126	5,258,303
Other	--	186,779
	11,451,477	8,148,955
Valuation allowance for future tax assets	(11,451,477)	(8,148,955)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

The Company has non-capital losses carried forward of $3,904,859 that may be available for Canadian tax purposes. The Company also has non-capital losses carried forward of $8,890,032 that may be available for United States tax purposes. The losses expire as follows:

Expiry date	U.S. Tax
2009	$ 459,640
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	268,287
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	2,701,301
$ 8,890,032

Expiry date	Canadian Tax
2006	$ 368,142
2007	205,145
2008	105,535
2009	179,965
2010	726,408
2014	840,960
2015	1,478,704
$ 3,904,859

6.

Related party transactions and balances

Balances receivable from (g):	December 31, 2005	December 31, 2004
LMC Management Services Ltd.	$ 131,224	$ 229,682
Balances payable to (g):
Directors, officers and employees	$ 173,273	$ 117,242

Related party transactions in these consolidated financial statements are as follows:

(a)

Ross Guenther, a director of the Company is the developer of the Ceramext™ process.  Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000 per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter.  He is also a consultant at the Idaho-Maryland Property, and received consulting fees of $90,000 (2004 - $90,000; 2003 - $90,000).  During the year ended December 31, 2004, under the terms of the Ceramext™ agreement, the Company paid $100,000 and issued 200,000 common shares to Ceramext, LLC, a private company controlled by Mr. Guenther.  (See Note 3 (c) for the description of the worldwide rights to the Ceramext™ process.)

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

6.

Related party transactions and balances (continued)

(b)

Commencing August 1, 2001, $649,271 (2004 - $539,130; 2003 - $268,539) in management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c)

Legal fees of $34,625 (2004 - $$32,268; 2003 - $23,873) were paid to a law firm of which a director, Sargent H. Berner, is an associate.

(d)

Consulting fees of Cdn$7,500 (2004 – Nil; 2003 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are fully described in Note 4 (b).

(f)

The Company paid Whisper Development Ltd., a private company controlled by Frank A. Lang, a director of the Company, $1,500 in lease rental for a three-month period and $10,000 to purchase an easement in they year ended December 31, 2004.  The easement was required to obtain egress to the Round Hole shaft area of the Idaho-Maryland Property.  (See Note 3 (b), for the description of the Idaho-Maryland Property.)

(g)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 4 (b).

7.

Financial instruments

(a)

Current assets and liabilities

The Company’s current financial instruments comprise cash and cash equivalents, accrued liabilities and both related party and non-related party, accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying value due to the immediate or short-term maturity of the financial instruments.  Included in the accounts payable balance are dividends payable on preference shares.  Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.

(b)

Non-current items

The Company’s non-current financial instruments comprise debt and equity components of preference shares.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined.  The equity component of preference shares is thus not adjusted to reflect changes in its fair value.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 (See Note 4 (b)).

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

8.

Commitments

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,900, and increase to $20,138 on April 1, 2006.  The purchase price was $2.6 million on April 1, 2004 and escalates annually based on the increase in the Consumer Price Index from that date.  The purchase price was approximately $2.7 million at December 31, 2005.

See notes 3 (b), 3 (c) and 4 (b) for further commitments.

9.

Supplementary cash flow information – non-cash transactions

Years ended December 31,
	2005	2004	2003
Financing and investing activities
Future income tax asset transferred by flow through shares	$ --	$ --	$ 44,105
Shares issued for finance fee	$ --	$ --	$ 84,491
Shares issued for Rozan Gold Property payment	$ --	$ --	$ 18,674
Shares issued for Stewart Property payment	$ --	$ 28,903	$ 26,552
Shares issued for Ceramext™ technology	$ --	$ 182,108	$ --
Shares issued for debt settlements	$ --	$ --	$ 608,319

10.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research of the Ceramext™ technology.  For the year ended December 31, 2003, and prior to that, only one operating segment was identified – the exploration and development of mineral properties.  In the year ended December 31, 2004, research of the Ceramext™ technology increased substantially, leading to the reporting of the Ceramext™ technology expenditures as a separate operating segment.

The Company’s principal operations are in Canada and the United States of America.  All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties	Ceramext™ Technology	Total
December 31, 2005	$ 3,366,951	$ 1,197,739	$ 562,653	$ 5,127,343
December 31, 2004	$ 1,291,416	$ 1,138,089	$ 519,242	$ 2,948,747

Loss	Corporate	Mineral Properties	Ceramext™ Technology	Total
Year ended December 31, 2005	$ 1,136,964	$ 1,996,276	$ 2,111,925	$ 5,245,165
Year ended December 31, 2004	$ 1,130,313	$ 3,088,424	$ 1,227,892	$ 5,446,629
Year ended December 31, 2003	$ 1,947,023	$ 1,189,503	$ 24,054	$ 3,160,580

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

10.

Segmented information (continued)

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2005	$ 3,643,225	$ 1,484,118	$ 5,127,343
December 31, 2004	$ 1,512,343	$ 1,436,404	$ 2,948,747

Loss	Canada	United States	Total
Year ended December 31, 2005	$ 1,200,297	$ 4,044,868	$ 5,245,165
Year ended December 31, 2004	$ 1,387,741	$ 4,058,888	$ 5,446,629
Year ended December 31, 2003	$ 2,048,647	$ 1,111,933	$ 3,160,580

11.

Comparative figures

Wherever necessary, comparative figures have been reclassified to conform to the current year’s presentation.

12.

Differences in generally accepted accounting principles between Canada and the United States

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2005	2004	2003
Loss under Canadian GAAP	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Accretion of debt component of preference shares (a)	16,448	17,659	--
Foreign exchange on debt component of preference shares (a)	19,894	42,453	92,194
Ceramext™ process (b)	141,054	(141,054)	--
Income tax recovery (c)	--	--	(44,105)
Loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,112,491)
Weighted average number of shares under U.S. GAAP	57,782,811	46,794,835	28,862,975
Loss per share – basic and diluted	$ (0.09)	$ (0.12)	$ (0.11)

	Years ended December 31,
	2005	2004	2003
Loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,112,491)
Cumulative translation adjustment	--	--	44,896
Comprehensive loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,067,595)

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

12.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Balance Sheets

	December 31, 2005
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 3,423,939	$ --	$ 3,423,939
Other current assets	313,764	--	313,764
Equipment, mineral property interests and other non-current assets (b)	1,389,640	--	1,389,640
Total assets	$ 5,127,343	$ --	$ 5,127,343

Liabilities
Total current liabilities	$ 601,143	$ --	$ 601,143
Preference shares (a)	613,871	(613,871)	--
Total liabilities	1,215,014	(613,871)	601,143

Shareholders’ equity (a, b)	3,912,329	613,871	4,526,200
Total liabilities and shareholders’ equity	$ 5,127,343	$ --	$ 5,127,343

	December 31, 2004
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 1,304,994	$ --	$ 1,304,994
Other current assets	346,519	--	346,519
Equipment, mineral property interests and other non-current assets (b)	1,297,234	(141,054)	1,156,180
Total assets	$ 2,948,747	$ (141,054)	$ 2,807,693

Liabilities
Total current liabilities	$ 458,949	$ --	$ 458,949
Preference shares (a)	577,529	(577,529)	--
Total liabilities	1,036,478	(577,529)	458,949

Shareholders’ equity (a, b)	1,912,269	436,475	2,348,744
Total liabilities and shareholders’ equity	$ 2,948,747	$ (141,054)	$ 2,807,693

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

12.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Statements of Cash Flows

	Years ended December 31,
	2005	2004	2003
Operating activities
Operating activities under Canadian GAAP	$ (4,583,853)	$ (4,728,387)	$ (1,287,818)
Ceramext™ process (b)	--	(100,000)	--
Operating activities under U.S. GAAP	(4,583,853)	(4,828,387)	(1,287,818)

Investing activities
Investing activities under Canadian GAAP	(352,101)	(1,101,225)	(67,545)
Ceramext™ process (b)	--	100,000	--
Investing activities under U.S. GAAP	$ (352,101)	$ (1,001,225)	$ (67,545)

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not manditorily redeemable at a specified or determinable date or upon an event that is certain to occur.  The foreign currency gain or loss related to the debt portion of the preference shares recognized under Canadian GAAP is recorded as an adjustment to income under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP.

(b)

Accounting for intangible assets

Under U.S. GAAP, in process research and development acquired is expensed in the period of acquisition.  Under Canadian GAAP, costs related to the purchase of these intangibles are capitalized and amortized over an estimated life.  The Company has determined that the estimated life of the prototype related to the Ceramext™ process is two years, and the amortization has resulted in an adjustment to income under U.S. GAAP in the years ended December 31, 2005 and 2004.

(c)

Impact of recent applicable United States accounting pronouncements

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial statements.  SFAS No. 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so.  This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle.  SFAS No. 154 will be effective for accounting change and corrections of errors made in fiscal years beginning after December 15, 2005.  As there were no changes in accounting policy during the year, SFAS No. 154 does not impact the current year’s Consolidated Statements of Operations and Deficit, Consolidated Balance Sheets or Consolidated Statements of Cash Flows.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

12.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(d)

Impact of recent applicable Canadian accounting pronouncements

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.  These sections will be effective for the Company’s fiscal year starting January 1, 2007.  The Company does not expect that these changes will have a material impact on the Company’s reconciliation with U.S. GAAP.

13.

Consolidated Schedules of Ceramext™ Research Costs

	Years ended December 31,
	2005	2004	2003
Ceramext™ Process Costs
Prototypes materials for research	$ 104,374	$ 173,246	$ --
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	156,060	141,054	--
Consulting fees	24,784	281,506	24,054
Consumable materials	51,026	40,349	--
Engineering costs	812,923	142,800	--
Marketing and commercialization	351,000	--	--
Sample preparation	70,190	27,882	--
Site costs	160,393	100,860	--
Stock-based compensation	28,489	68,440	--
Transportation	10,420	22,494	--
Incurred during the year	$ 1,769,659	$ 998,631	$ 24,054

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(Expressed in United States dollars)

14.

Consolidated Schedules of Exploration Expenses

	Years ended December 31,
	2005	2004	2003
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 5,875	$ 70,016	$ 20,206
Drilling	--	909,625	130,295
Geological and geochemical	762,140	658,920	266,318
Land lease and taxes	130,736	105,907	90,240
Mine planning	459,984	488,817	126,469
Site activities	213,756	369,541	177,731
Stock-based compensation	17,858	126,742	140,834
Transportation	14,551	44,106	35,029
Incurred during the year	1,604,900	2,773,674	987,122

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	3,789	3,988
Geological and geochemical	1,625	(21,929)	47,304
Site activities	155	295	683
Stock-based compensation	--	7,605	8,450
Transportation	--	1,460	75
Incurred during the year	1,780	(8,780)	60,500

Stewart Property, British Columbia
Exploration costs
Assays and analysis	6,425	--	592
Drilling	59,198	--	--
Geological and geochemical	3,430	18,985	44,303
Site activities	5,409	312	167
Stock-based compensation	--	7,605	8,450
Transportation	1,061	2,374	91
Assistance and recoveries	(4,273)	--	--
Incurred during the year	71,250	29,276	53,603

Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	6,437	--
Drilling	--	58,786	--
Geological and geochemical	1,862	13,176	--
Transportation	--	3,477	--
Assistance and recoveries	(11,568)	--	--
Incurred during the year	(9,706)	81,876	--

Total Exploration Expenses	$ 1,668,224	$ 2,876,046	$ 1,101,225